SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
                          (Rule 13d-101)

         Information to be Included in Statements Filed
               Pursuant to 13d-1(a) and Amendments
               Thereto Filed Pursuant to 13d-2(a)

                        (Amendment No. 1)


                       ASARCO Incorporated
                    -------------------------
                         (Name of Issuer)


                 Common Stock, without par value
              -------------------------------------
                  (Title of Class of Securities)


                             04341310
                          --------------
                          (CUSIP Number)


     Daniel Tellechea Salido                 Nicolas Grabar
Grupo Minero Mexico, S.A. de C.V.  Cleary, Gottlieb, Steen & Hamilton
       Baja California 200                 One Liberty Plaza
    06760 Mexico City, Mexico           New York, New York 10006
         (52-5) 574-8483                     (212) 225-2000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         January 22, 1998
                 -------------------------------
                  (Date of Event Which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                           SCHEDULE 13D

CUSIP NO.  04341310                                        Page 2 of 7
-------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Grupo Mexico, S.A. de C.V.
-------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                           (b) [__]
-------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
-------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            3,466,800
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    3,466,800
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,466,800
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                   [__]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.59%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

                       SCHEDULE 13D

CUSIP NO.  04341310                                        Page 3 of 7
-------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Grupo Minero Mexico, S.A. de C.V.
-------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [__]
                                                           (b) [__]
-------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [__]
-------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mexico
-------------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF           None
SHARES          ---------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY            3,466,800
EACH            ---------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              None
WITH            ---------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    3,466,800
-------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,466,800
-------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                   [__]
-------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.59%
-------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      CO

           Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13D statement dated December 29, 1997 (the "Schedule 13D"), relating to the common stock, without par value ("Common Stock") of ASARCO Incorporated (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

           No material change.

Item 2.  Identity and Background.

           No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

           No material change.

Item 4.  Purpose of Transaction.

           No material change.

Item 5.  Interest in Securities of the Issuer.

          Paragraphs (b), (d) and (e) are unchanged. Paragraphs (a) and (c) of Item 5 are hereby amended and restated in their entireties as follows:

           (a) To the best knowledge of the Reporting Persons, as of October 31, 1997, there are 40,362,015 shares of Common Stock outstanding (as reported in the Issuer's Quarterly Report for the period ended September 30, 1997 filed on Form 10-Q with the Commission on November 12, 1997). The 3,466,800 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 8.59% of such number of shares of Common Stock.

           (c) Annex I hereto sets forth all transactions in shares of the Common Stock effected since December 29, 1997 by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           No material change.

Item 7.  Material to be Filed as Exhibits.

           A joint filing agreement between the Reporting Persons dated as of December 29, 1997 has previously been filed.

                             SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in the statement is true, complete and correct.



Dated:  January 26, 1998

                              Grupo Minero Mexico, S.A. de C.V.


                              By:  /s/ Hector Garcia de Quevedo
                                 ---------------------------------
                              Name: Hector Garcia de Quevedo
                              Title: Managing Director



                              Grupo Mexico, S.A. de C.V.


                              By:  /s/ Hector Garcia de Quevedo
                                 ---------------------------------
                              Name: Hector Garcia de Quevedo
                              Title: Managing Director

                                                            ANNEX I

               Purchases of Common Stock by the
            Reporting Persons Since December 29, 1997

Reporting                   Number of    Price per   Method of
Person      Date            Shares       Share       Transaction
------      ----            ------       -----       -----------

GM       January  8        55,100       21.9721     Open Market
GM       January  9        10,000       21.1875     Open Market
GM       January 12        30,000       20.9375     Open Market
GM       January 12        10,000       20.8563     Open Market
GM       January 13        25,000       20.8750     Open Market
GM       January 15        33,900       20.8422     Open Market
GM       January 20         8,400       20.9375     Open Market
GM       January 22       302,700       21.0831     Open Market
GM       January 23        96,800       20.9485     Open Market

                        Index of Exhibits
                        -----------------


Exhibit No.    Description
-----------    -----------

    1          Joint Filing Agreement by and among
               the Reporting Persons dated as of
               December 29, 1997, previously filed.